Exhibit 99.1

 YAMANA GOLD INTRODUCES DIVIDEND REINVESTMENT PLAN

TORONTO, ONTARIO, February 18, 2015 ─YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) today announced it has adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the previously announced first quarter 2015 dividend. The introduction of the DRIP responds to feedback from shareholders and provides further support to shareholders by offering an opportunity to increase investment in the Company without additional transaction costs by receiving dividend payments in the form of common shares of the Company.

Participation in the DRIP will be optional. Participants in the DRIP may obtain additional common shares of the Company by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant without paying any brokerage commissions, administrative costs or other service charges. The Company may, from time to time, in its discretion, direct that such common shares be purchased in the open market on the Toronto Stock Exchange or the New York Stock Exchange at the prevailing market price, any of which would be publicly announced, rather than issuing such common shares from treasury.

Once the applicable regulatory approvals have been obtained, the enrollment forms will be available on the Company’s website at www.yamana.com and under Yamana’s profile on CST’s website at www.canstockta.com. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP. Enrollment in the DRIP must occur not less than five business days before the record date of March 31, 2015 in order to be eligible to participate for the first quarter 2015 dividend.

The DRIP remains subject to the final approval of regulators.

This press release is not an offer to sell or a solicitation of an offer to buy securities. A registration statement on Form F-10 relating to the DRIP has been filed with the U.S. Securities and Exchange Commission but has not yet become effective, and a base shelf prospectus relating to the DRIP has been filed with the Ontario Securities Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the registration statement and base shelf prospectus may be obtained under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com, respectively. You may also obtain copies of such documents from the Company by writing to the Senior Vice President, General Counsel and Corporate Secretary, at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the expected regulatory approvals in connection with the DRIP, the Company’s discretion to direct that common shares be purchased in the open market or issued from treasury under the DRIP, the Company’s plans to continue to build on its existing asset base through mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus on the Americas. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company’s projects being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and goals as at the date hereof and may not be appropriate for other purposes.